

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2013

Via E-mail
Ms. Brandi DeFoor
President and Chief Executive Officer
SECURE NetCheckIn Inc.
13118 Lamar Avenue
Overland Park, KS 66209

> **Re:** **SECURE NetCheckIn Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **Form 10-K/A for the Year Ended December 31, 2011**
> **Filed January 11, 2013**
> **Form 10-K/A for the Year Ended December 31, 2011**
> **Filed April 12, 2013**
> **File No. 333-173172**

Dear Ms. DeFoor:

We have reviewed your Form 10-K/A filed April 12, 2013 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-K for the Year Ended December 31, 2011

General

1. Please note that you must respond in writing to the comments in our letter dated March 20, 2013 and in this letter. Merely filing an amendment to your Form 10-K is not an adequate response. Please submit your written response as correspondence on EDGAR as required by Rule 101 of Regulation S-T.

Item 9A. Controls and Procedures, page 3

2. We have reviewed Amendment No. 2 to your December 31, 2011 Form 10-K and note that you have not fully addressed comments 2 or 3 in our letter dated February 8, 2013. As indicated in our prior comment, please be advised that Item 9A requires separate, distinct disclosures for Item 307 of Regulation S-K regarding disclosure controls and procedures and for Item 308 of Regulation S-K regarding internal controls over financial reporting. Please review Items 307 and 308 of Regulation S-K and amend your Form 10-K for the items listed below. In doing so, please include a separate section within Item 9A for Disclosure Controls and Procedures, a separate section for Internal Controls and Procedures, and a separate section for Changes in Internal Control over Financial Reporting.

   - Please disclose management's conclusion on whether your disclosure controls and procedures are effective or not effective at the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

   - Please ensure that you continue to include a statement that management is responsible for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308(a)(1) of Regulation S-K.

   - Please include a statement that you used criteria set forth by COSO when evaluating the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(2).

   - Please include a statement on whether your internal control over financial reporting is effective or not effective at the end of your fiscal year. Please be advised that because you have material weaknesses, you are not permitted to conclude that your internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

   - Please include a statement stating whether there were any changes in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief